UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

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SAXON CAPITAL, INC.
(Name of Registrant as Specified in Its Charter)
_____

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Saxon Capital, Inc.[SM]

4860 Cox Road
Suite 300
Glen Allen, Virginia 23060

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Saxon Capital, Inc. will hold its Annual Shareholders' Meeting at the Company's offices at 4840 Cox Road, Glen Allen, Virginia 23060, on June 13, 2006, at 9:00 a.m. local time, to:

- Elect six directors for one-year terms ending at the Annual Shareholders Meeting in 2007 and until their successors are duly elected and qualified.

- Ratify the appointment by the Audit Committee of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2006.

- Act on any other business that may properly come before the Meeting.

If you own our common stock as of the close of business on March 31, 2006 (the "Record Date"), you can vote that stock by mailing the enclosed proxy card or voting at the Meeting.

Only shareholders or their proxy holders, members of the Board of Directors, management and our guests may attend the Meeting. For registered shareholders, two perforated admission tickets are included with this document. Please bring the admission ticket with you to the Meeting. If your shares are held in the name of your broker, bank, or other nominee, you must bring to the Meeting an account statement or letter from the nominee indicating that you are the beneficial owner of the shares on the Record Date. Those shareholders wishing to attend the Meeting must present these admission tickets or other evidence of stock ownership at the Meeting. Any questions regarding the Meeting may be addressed to Saxon's Investor Relations department at (804) 967-7879. The Meeting will begin promptly at 9:00 a.m.

Shareholders who do not present admission tickets at the Meeting will be admitted only upon verification of stock ownership at the registration desk.

Your Vote is Important! Whether or not you expect to attend in person, we urge you to vote your stock by signing, dating, and returning the enclosed proxy card at your earliest convenience. This will ensure the presence of a quorum at the Meeting. Promptly voting your stock will save us the expense and extra work of additional solicitation. An addressed envelope for which no postage is required if mailed in the United States is enclosed if you wish to vote your shares by mail. Sending in your proxy card will not prevent you from voting your stock at the Meeting if you desire to do so, as your vote by proxy is revocable at your option.

April 20, 2006

Richard D. Shepherd

Richard D. Shepherd

Secretary

PROXY STATEMENT

We are sending this Proxy Statement to you, the shareholders of Saxon Capital, Inc. ("Saxon" or the "Company"), as part of the Board of Directors' solicitation of proxies to be voted at the Company's Annual Meeting of Shareholders at 9:00 a.m., local time, on June 13, 2006, and at any adjournments or postponements of the Meeting. The Annual Meeting will take place at the Company's offices at 4840 Cox Road, Glen Allen, Virginia 23060.

Shareholders of record at the close of business on March 31, 2006 (the "Record Date") will be entitled to vote at the Meeting. On March 31, 2006, there were 50,054,212 shares of common stock outstanding. Each share outstanding on the Record Date will be entitled to one vote with respect to all business of the Meeting.

We are first releasing this Proxy Statement and proxy card on or about April 20, 2006. We are also enclosing a copy of our Annual Report on Form 10-K that we have filed with the Securities and Exchange Commission ("SEC"), which includes the Company's 2005 consolidated financial statements. The Annual Report on Form 10-K is not, however, part of the proxy materials.

PROPOSALS YOU ARE ASKED TO VOTE ON

PROPOSAL 1

ELECTION OF DIRECTORS

At the Annual Meeting, you will be asked to elect six directors for terms of one year or until their successors are duly elected and qualified. Nominees to the Board of Directors will be elected by the affirmative vote of a plurality of the shares of the common stock present and voting at the Meeting. This means that the six nominees who receive the largest number of votes cast "FOR" will be elected as directors at the Meeting.

The nominees for election are Richard A. Kraemer, Louis C. Fornetti, Anastasia D. Kelly, Michael L. Sawyer, Thomas J. Wageman and David D. Wesselink. Each nominee is currently serving as a member of the Company's Board of Directors. Each nominee has consented to be named in this Proxy Statement and to serve as a director if elected. (See page 5 for additional information about the nominees). There are no family relationships among the nominees or special understandings pursuant to which the nominees have been nominated as directors of the Company.

We know of no reason why the nominees would not be available for election or, if elected, would not be able to serve. If any of the nominees decline or are unable to serve as a nominee at the time of the Meeting, the persons named as proxies may vote either (1) for a substitute nominee designated by the present Board to fill the vacancy or (2) for the balance of the nominees, leaving a vacancy. Alternatively, the present Board may reduce the size of the Board.

**THE BOARD OF DIRECTORS RECOMMENDS THAT
YOU VOTE "FOR" THE SIX NOMINEES.**

PROPOSAL 2

RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Deloitte & Touche LLP as independent registered public accounting firm of the Company for the fiscal year ending December 31, 2006. As a matter of good corporate governance, the Audit Committee is asking shareholders to ratify this appointment. Deloitte & Touche LLP served as our independent registered public accounting firm for the 2005 fiscal year, and is considered by management to be well qualified.

A Deloitte & Touche LLP representative is expected to attend the Annual Meeting to answer appropriate questions and make a statement if he or she so desires.

Approval of this proposal requires the affirmative vote of the holders of a majority of the voting power present in person or by proxy and entitled to vote at the Meeting. If the shareholders do not ratify Deloitte & Touche LLP as Saxon's independent registered public accounting firm, the Audit Committee will reconsider the selection of its independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Saxon and its shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT
YOU VOTE "FOR" APPROVAL OF THIS PROPOSAL.

CORPORATE GOVERNANCE

. Saxon has adopted a code of conduct that applies to all of our employees, officers and directors. Our code of conduct is available on our website at www. saxonmortgage.com, and it is available to any shareholder that requests it from Investor Relations, 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060. Amendments to, or waivers from, our code of conduct applicable to any of our directors or executive officers will be posted on our website.

. Saxon has adopted Corporate Governance Policies and Procedures which are available on our website at www.saxonmortgage.com and are available to any shareholder who requests them from Investor Relations, 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060.

. Richard A. Kraemer, Louis C. Fornetti, Anastasia D. Kelly, Thomas J. Wageman and David D. Wesselink are currently serving as independent directors of the Company. Upon the recommendation of the Governance and Nominating Committee, the Board of Directors has affirmatively determined that these directors are independent based on the absence of material business or other relationships with us, past or present employment of the directors or their immediate family members with the Company or firms with which the Company does business.

. Saxon's Board of Directors regularly holds executive sessions at which only the independent directors are present. The Chair of the Board of Directors, Richard A. Kraemer, presides over these executive sessions.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

Currently, the Board of Directors (the "Board") consists of six directors, five of whom (Messrs. Kraemer, Fornetti, Wageman, and Wesselink and Ms. Kelly) are independent directors.

The information set forth below as to each nominee has been furnished by the nominee.

NOMINEES FOR ELECTION AS DIRECTORS

Name	Age	Principal Business Experience During Past Five Years and Certain Other Directorships	Director Since
Richard A. Kraemer	61	Mr. Kraemer is Chairman of our Board and has served as Chairman of the Board of Saxon Capital since December 9, 2003. Since 2002, Mr. Kraemer has been a trustee of the American Financial Realty Trust, a real estate investment trust. Since 2001, Mr. Kraemer has been a director of Urban Financial Group, Inc. From 2001 to October, 2005, Mr. Kraemer was a director of The Community Bank. From 1996 to 1999, he was Vice Chairman of Republic New York Corporation, a publicly traded bank holding company. From 1993 to 1996, he was Chairman and Chief Executive Officer of Brooklyn Bancorp, the publicly traded holding company for Crossland Federal Savings Bank. Mr. Kraemer has held senior management positions for most of his thirty-year career. He received his undergraduate degree in real estate from Pace University.	2001
Louis C. Fornetti	56	Since January, 2004, Mr. Fornetti has served as a personal business advisor to an independent trustee to a large group of family trusts. He also served on the Board of Directors for American Medical Security Group from 2003 to December, 2004, and was a member of its Audit Committee and Chairman of the Investment Committee. From 2001 to 2003, Mr. Fornetti served on the Board of Othnet, Inc., a peer-to-peer software development company. He was also Chairman of the Audit Committee and a member of the Compensation Committee during that time. From 1996 to 2001, Mr. Fornetti served on the Board of iPool Corporation, a consumer advocacy company. He was also Chairman of the Audit and Compensation Committees during that time, and currently serves in an advisory role to that company. From May, 2001 to December, 2001, Mr. Fornetti served on the Board of Stockwalk Group, Inc., a securities firm providing investment services and was Chairman of its Audit Committee and served as Chairman of the Board during June, 2002. From 1995 to 1997 Mr. Fornetti held several positions, including Chief Financial Officer, at RBC Dain Rauscher (formerly Interra Financial, Inc.), a regional brokerage firm. During that time he also was President and Chief Executive Officer of Interra Clearing Services. From 1985 to 1995, Mr. Fornetti was employed with American Express Financial Advisors, and served as Chief Financial Officer from 1992 to 1995. Mr. Fornetti received his bachelor's degree from Northern Michigan University in 1972. Mr. Fornetti received his Certified Public Accountant certificate in 1974 from the State of Minnesota.	2005
Anastasia D. Kelly	56	Ms. Kelly served as executive vice president and general counsel of MCI from 2003 to January 2006. In her capacity as the company's chief legal officer, she led MCI's domestic and international legal, regulatory, and legislative efforts. From 1999 to 2003, Ms. Kelly was senior vice president and general counsel of Sears, Roebuck and Co. and from 1995 to 1999, Ms. Kelly served as the senior vice president, general counsel and corporate secretary at Fannie Mae. Prior to joining Fannie Mae, Ms. Kelly served as a partner of the major Washington, D.C. law firm then known as Wilmer, Cutler & Pickering. Ms. Kelly began her legal career with Carrington, Coleman, Sloman & Blumenthal, of Dallas, Texas. Ms. Kelly serves on the Board of Directors of Owens-Illinois, Inc., a diversified manufacturer of glass and plastic packaging. Ms. Kelly is also a Trustee of Trinity University in Washington, D.C., and is a Director of Equal Justice Works, as well as the Association of Corporate Counsel and Lawyers for Children America. Ms. Kelly received her law degree magna cum laude from George Washington University in 1981 and is a member of the bars of Texas, Virginia and the District of Columbia.	2005

David D. Wesselink	63	Mr. Wesselink served as Chairman and Chief Executive Officer of Metris Companies, a bankcard issuer, from December 2002 to December 2005. He joined Metris as Chief Financial Officer in 1998 and was named Vice Chairman in 2000. From 1993 to 1998, he was the Chief Financial Officer of Advanta Corporation. Prior to Advanta, he spent more than 20 years at Household International and was named HFC's Chief Financial Officer in 1982 and Senior Vice President in 1986. Since 1995, Mr. Wesselink has also served as a director of CFC International, a specialty chemical company whose stock is quoted on the Nasdaq National Market. He is also a board member of Central College and the National Institute of Consumer Credit at Marquette University. He holds a bachelor's degree from Central College in Pella, Iowa, and an M.B.A. from Michigan State University.	2001
Thomas J. Wageman	72	Mr. Wageman has been Managing General Partner of TLT, Ltd., a financial services consulting business, since 1994. From 1996 to 2005, TLT, Ltd. was the Trustee of the LMUSA Creditors Trust. From 1992 to l994, Mr. Wageman was Chairman of the Board and CEO of Sunbelt National Mortgage Company, remaining as a consultant to that company until 1996, following its sale to First Tennessee National Corporation. He has held senior management and Board positions in a variety of public and private companies for most of his forty-year career. Mr. Wageman also serves on the board of directors of First Horizon Asset Securitization, Inc. Mr. Wageman received his bachelor's degree from the University of Notre Dame and his M.B.A. from the University of Chicago.	2001
Michael L. Sawyer	49	Mr. Sawyer has served as Saxon Capital's Chief Executive Officer since 2001, and as its President from 1998 until 2001 and since June 7, 2004. Before being named President, Mr. Sawyer had served as a Director and Senior Vice President of Underwriting since 1995. Before joining Saxon Capital, Mr. Sawyer served as Vice President and Director of Conduit Funding for Household Financial Services from 1994 to 1995. From 1993 until 1994, Mr. Sawyer was general manager and director of correspondent lending for Novus Financial Corporation. From 1985 until 1993, Mr. Sawyer held various managerial positions for Ford Consumer Finance, including regional underwriting manager and manager of operations. Mr. Sawyer received his bachelor's degree in Liberal Arts from the University of Illinois, and received his M.B.A. from the University of California, Irvine.	2001

Board Committees

Executive Committee. The Executive Committee has and may exercise all of the powers and authority of the Board in the management of our business and affairs, except where action of the entire Board of Directors is required by statute. The Executive Committee currently consists of Messrs. Kraemer (Chair), Sawyer, and Wageman. The Executive Committee did not meet in 2005.

Audit Committee. The Audit Committee is comprised of five independent directors—Messrs. Wesselink (Chair), Fornetti , Kraemer, and Wageman and Ms. Kelly. New York Stock Exchange listing standards and our Audit Committee charter require that the Audit Committee have at least three members all of whom must be "independent directors." The Board has determined that each of Messrs. Wesselink, Fornetti, Kraemer, and Wageman and Ms. Kelly qualify as "independent directors" within the meaning of SEC regulations and the listing standards of the New York Stock Exchange. The Board of Directors has also determined that Messrs. Fornetti and Wesselink, both of whom are independent, qualify as the Audit Committee's financial experts, and that all Audit Committee members are "financially literate" as required by the New York Stock Exchange listing standards. The Audit Committee operates under a written charter adopted by the Board, which is available on our website at www.saxonmortgage.com, and it is available to any shareholder that requests it from Investor Relations, 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060. The Audit Committee's pre-approval policies and procedures regarding audit and non-audit services are included in its charter. Among other things, the Audit Committee is responsible for:

- engaging the independent public accountants and approving all fees in advance;

- monitoring the integrity of our financial statements, financial reporting process and internal control systems for finance and accounting;

- monitoring the independence and performance of our independent public accountants and our internal audit function;

- monitoring our compliance with Section 404 of the Sarbanes-Oxley Act and other regulatory requirements;

- monitoring our significant risks and management's process to manage those risks; and

- ensuring an avenue of communication among the independent registered public accounting firm, management, our internal auditor and the Board.

During 2005, the Audit Committee met nine (9) times.

Compensation Committee. The Compensation Committee, among other matters, has responsibility to:

- oversee the development, execution and maintenance of the Company's management compensation philosophy, structure, policies and procedures;

- determine appropriate compensation levels for the Chief Executive Officer, the Chief Executive Officer's direct reports, and certain other key employees; and

- review and evaluate officer compensation plans, employee benefits and equity programs and make recommendations to our Board.

The Compensation Committee is required by its charter to have at least two members, each of whom must be independent directors. The Compensation Committee currently consists of Messrs. Fornetti (Chair), Kraemer, Wesselink, and Wageman and Ms. Kelly. Messrs. Fornetti, Kraemer, Wageman and Wesselink and Ms. Kelly each qualify as "independent directors" within the meaning of the listing standards of the New York Stock Exchange. The Compensation Committee operates under a written charter adopted by the Board, which is available on our website at www.saxonmortgage.com and is available to any shareholder that requests it from Investor Relations, 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060.

During 2005, the Compensation Committee met eight (8) times.

Governance and Nominating Committee. The Governance and Nominating Committee is comprised of five independent directors - Messrs. Wageman (Chair), Fornetti, Kraemer, and Wesselink and Ms. Kelly. Messrs. Wesselink, Fornetti, Kraemer, and Wageman and Ms. Kelly each qualify as "independent directors" within the meaning of the listing standards of the New York Stock Exchange. The Governance and Nominating Committee operates under a written charter adopted by the Board which is available on our website at www.saxonmortgage.com and is available to any shareholder that requests it from Investor Relations, 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060. Among other matters, this committee has responsibility to:

- identify and recommend to the Board qualified director nominees for each election of directors;

- provide oversight in the evaluation of the performance of the Board, each of its committees and each director; and

- keep abreast of the current state of corporate governance and best practices among our peers, and public companies generally, and use its judgment to develop and maintain corporate governance principles and practices, and recommend them to the Board.

During 2005, the Governance and Nominating Committee met five (5) times.

Criteria for Board Nomination. In the nomination of directors, the Governance and Nominating Committee seeks to maintain a mix of experience, skill, and background advantageous to Saxon and its shareholders, and seeks directors with the following characteristics (the "Director Qualifications Template"):

- compliance with New York Stock Exchange director independence standards;

- understanding of the roles and responsibilities of public company directors;

- significant related business experience or equivalent, including extensive senior executive experience or equivalent;

- personal independence, and willingness to be a strong advocate of independent views and judgment;

- ability to relate to Saxon's mission, values, and governance principles;

- ability to work effectively with other directors, while remaining independent;

- willingness and ability to commit the necessary time; and

- in good health and capacity for service.

The Governance and Nominating Committee is responsible for making recommendations to the Board with respect to the evaluation of the independence of each director under the rules of the New York Stock Exchange.

Board Nomination Process. The process for identifying and evaluating nominees to the Board is initiated by identifying candidates who meet the criteria for selection as a nominee and have the specific qualities or skills being sought based on input from members of the Board and, if the Governance and Nominating Committee deems appropriate, a professional firm. These candidates are evaluated by the Governance and Nominating Committee by reviewing the candidates' biographical information, qualifications, references and personal interviews. The Governance and Nominating Committee may engage qualified professional firms to assist in identifying persons and/or evaluating their qualifications. In 2005, Saxon did not employ such a firm or pay fees to other third parties in connection with seeking or evaluating Board nominee candidates. Candidates recommended by the Governance and Nominating Committee are presented to the Board for selection as nominees to be presented for the approval of the shareholders or for election to fill a vacancy. In 2005, Ms. Kelly was recommended to the Governance and Nominating Committee as a director nominee by a non-management director.

The Governance and Nominating Committee will consider shareholder recommendations for candidates for membership on the Board. To recommend a prospective nominee for the Governance and Nominating Committee's consideration, submit the candidate's name, resume and suitability for Board membership based on the Director Qualifications Template described above and set forth in the Company's Corporate Governance Policies as posted on its website, to the Corporate Secretary at 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060. Submissions must include the name and record address of the shareholder submitting the prospective nominee candidate, the number of shares of common stock of the Company owned beneficially or of record by such shareholder, and any other items required under the Corporate Governance Guidelines. Instructions for doing so and applicable deadlines are posted on the hyperlink "Contact our Directors" in the Corporate Governance section of Saxon's website at www.saxonmortgage.com.

Shareholder Communications with Directors. Generally, shareholders and other interested parties who have questions or concerns regarding Saxon should contact our Investor Relations department at (804) 967-7879. However, shareholders, employees and other interested parties may communicate directly to the Board. Instructions for doing so, including a dedicated mailing address, are posted on the hyperlink, "Contact our Directors" in the Corporate Governance section on our corporate website at www.saxonmortgage.com. Communications intended for a specific director or directors should be addressed to his, her or their attention, c/o the Corporate Secretary at 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060. Communications received from shareholders are forwarded directly to Board members as part of the materials mailed in advance of the next scheduled Board meeting following receipt of the communications, although the Board has authorized management, in its discretion, to forward communications on an expedited basis if circumstances warrant or to exclude a communication if it is illegal, hostile or threatening, or similarly inappropriate. Advertisements, solicitations for periodical or other subscriptions, and other similar communications generally will not be forwarded.

Attendance at Board and Committee Meetings

During 2005, the Board met thirteen (13) times. Each director attended all of the meetings held by the Board and the committees of the Board on which he or she served during the period for which he or she has been a director. Saxon does not have a policy requiring directors to attend its Annual Shareholders Meeting. Last year, all directors attended the Annual Shareholders Meeting in person.

Compensation of Directors; Stock Ownership Guidelines

Saxon pays its non-management directors an annual cash retainer of $30,000. The chairman of the Audit Committee receives an additional annual cash retainer of $10,000, and the chairmen of the Compensation and Governance and Nominating Committees each receive an additional annual cash retainer of $5,000. Each non-management director receives a fee of $3,000 for each Board or committee meeting attended, other than the Chairman of the Board who receives $6,000 for each Board meeting attended. Non-management directors serving as members of our Board as of the date of the merger agreement effecting the Company's conversion to a real estate investment trust in September 2004, received a one-time grant of 20,000 restricted stock units in January 2005. Non-management directors who were first elected to the Board in 2005 also received an initial one-time grant of 20,000 restricted stock units. Subject to availability of units for grant under a shareholder-approved plan, non-management directors joining the Board in 2006 will receive an initial one-time grant of 15,000 restricted stock units, and with respect to non-management directors joining the Board in 2007 and thereafter, an initial one-time grant of 10,000 restricted stock units will be made. These restricted stock units all vest in four equal annual installments, each installment vesting on the anniversary date of the grant. In the event of any adjustments to the common stock of Saxon prior to completion of vesting of the restricted stock units, the number of units granted shall be adjusted to reflect such adjustments. Dividend equivalents are paid to the non-management directors with respect to these restricted stock units, including unvested units, whenever dividends are paid to shareholders.

Saxon reimburses all of its non-management directors for reasonable expenses incurred in attending meetings as well as expenses incurred for other necessary Saxon business purposes.

In February 2005, the Compensation Committee approved stock ownership guidelines for our non-management directors, as set forth in Saxon's Corporate Governance Policies approved by the Governance and Nominating Committee. Under these guidelines, non-management directors must maintain beneficial ownership of at least 10,000 shares of stock acquired no later than two years following their initial election to the Board.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Independent Registered Public Accounting Firm Fees

For its 2005 and 2004 services, Deloitte & Touche LLP billed us the following fees:

Audit Fees. The aggregate fees for professional services rendered by Deloitte & Touche LLP in connection with their audit of our annual consolidated financial statements, their 2005 and 2004 audits of internal controls under Section 404 of the Sarbanes-Oxley Act, their 2005 and 2004 audits of management's assessment of internal controls under Section 404 of the Sarbanes-Oxley Act, and reviews of the consolidated financial statements included in our Quarterly Reports on Form 10-Q for the 2005 and 2004 fiscal years are estimated to have been $2,219,711, which includes an aggregate amount billed of $1,584,711 through April 13, 2006 and an estimated amount of $635,000 for completion of said services, and $1,733,496, respectively.

Audit-Related Fees. The aggregate fees for all audit-related services rendered by Deloitte & Touche LLP in the 2005 and 2004 fiscal years were $66,540 and $432,798, respectively, which included services rendered by Deloitte & Touche LLP for matters such as audits of employee benefit plans, agreed-upon procedures, and consents and comfort letters issued in connection with the Company's conversion to a real estate investment trust on September 24, 2004.

Tax Fees. There were no tax services rendered by Deloitte & Touche LLP in the 2005 and 2004 fiscal years.

All Other Fees. There were no other fees for services rendered by Deloitte & Touche LLP in the 2005 and 2004 fiscal years.

The Audit Committee has considered whether the provision of services by Deloitte & Touche LLP under the caption "All Other Fees" above is compatible with maintaining the independence of Deloitte & Touche LLP.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. All of the services provided by the independent registered public accounting firm described under "Independent Registered Public Accounting Firm Fees" were pre-approved by the Audit Committee based on the Audit Committee's policy for the pre-approval of services provided by the independent public auditors.

The Audit Committee's pre-approval policy and procedures include:

- reviewing the performance of the independent public auditors and annually appointing the independent public auditors or approving any discharge of the independent public auditors when circumstances warrant;

- approving the annual engagement of the independent public auditors for any services, including audit, audit-related, and non-audit services (other than permissible de minimis non-audit related services). The Audit Committee may also approve particular services on a case-by-case basis;

- prior to the engagement and thereafter as appropriate, reviewing and discussing with the independent public auditors, all significant relationships they have with Saxon that could impair the independent public auditors' independence, including consideration of the significance of any non-audit services being provided to Saxon;

- requiring management to prepare timely disclosure of any such audit or non-audit related services; and

- reviewing the independent public auditors' annual audit plan and discussing the scope, staffing, locations, reliance upon management and general audit approach.

The Audit Committee in its discretion may delegate its pre-approval responsibilities to one or more members, with such member(s) reporting any decisions to the Audit Committee at the next scheduled meeting. The Audit Committee may not delegate to management its responsibilities to pre-approve services performed by the independent public auditors.

AUDIT COMMITTEE REPORT

In March 2005, the Audit Committee adopted, and the Board approved, an amended charter outlining its responsibilities, policies and procedures.

In accordance with the Audit Committee charter, management is responsible for the preparation, presentation, and integrity of our consolidated financial statements, accounting principles generally accepted in the United States of America, financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. Our independent registered public accounting firm, Deloitte & Touche LLP, is responsible for performing an independent audit of the consolidated financial statements, expressing an opinion on the conformity of those consolidated financial statements with accounting principles generally accepted in the United States of America, assessing our internal controls and reporting on management's assessment of internal controls.

The Committee has also reviewed and discussed with our management and Deloitte & Touche LLP our audited consolidated financial statements for the fiscal year ended December 31, 2005 and the audit of the effectiveness of our internal control over financial reporting. The Committee also has discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communication with Audit Committees). In addition, Deloitte & Touche LLP has provided the Audit Committee with the written disclosures and the letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee has discussed with Deloitte & Touche LLP their independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Saxon's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, for filing with the SEC.

Submitted by the Audit Committee:

David D. Wesselink, Chairman
Louis C. Fornetti
Anastasia D. Kelly
Richard A. Kraemer
Thomas J. Wageman

The foregoing Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended ("Securities Act") or the Securities Exchange Act of 1934, as amended ("Exchange Act"), except to the extent that the company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers as of March 31, 2006, are as follows:

Name	Age	Title
Directors and Executive Officers:		
Richard A. Kraemer	61	Chairman of the Board of Directors[1]
Louis C. Fornetti	56	Director[1]
Anastasia D. Kelly	56	Director[1]
Michael L. Sawyer	49	Director and Chief Executive Officer and President[1]
David D. Wesselink	63	Director[1]
Thomas J. Wageman	72	Director [1]
Robert B. Eastep	42	Executive Vice President, Chief Financial Officer
Mark E. Trentmann, Sr.	55	Vice President, Chief Information Officer
James V. Smith	48	Executive Vice President — Production
David L. Dill	42	Executive Vice President — Servicing
Richard D. Shepherd	52	Executive Vice President, General Counsel and Secretary
W. Michael Head	56	Vice President, Director of Human Capital
Carrie J. Pettitt	35	Vice President and Controller

_____
(1) Term as Director expires June 2006.

Security Ownership of Principal Shareholders and Management

The following table sets forth the total number and percentage of Saxon's shares of common stock beneficially owned as of March 31, 2006, except as noted below, by: (1) each director; (2) our Chief Executive Officer and each of our other five most highly compensated executive officers; (3) all executive officers and directors as a group; and (4) beneficial owners of more than 5% of Saxon Capital's outstanding common stock. Unless otherwise noted, the percentage ownership is calculated based on 50,054,212 shares of common stock of Saxon Capital outstanding as of March 31, 2006. Except as otherwise noted below, the address of each of the persons in the table is c/o Saxon Capital, Inc., 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060.

	Shares Beneficially Owned	
Beneficial Owner	**Number[1]**	**Percent**
Hotchkis and Wiley Capital Management, LLC[2]	4,252,784	8.5%
Franklin Mutual Advisers, LLC[3]	3,507,685	7.0%
Capital Research and Management Company[4]	3,440,000	6.9%
Wasatch Advisors, Inc.[5]	3,130,649	6.3%
Michael L. Sawyer	316,061	*
Richard A. Kraemer	120,000	*
Thomas J. Wageman[6]	107,176	*
Anastasia D. Kelly	0	*
Louis C. Fornetti	5,000	*
Robert B. Eastep	63,547	*
David D. Wesselink[7]	100,000	*
James V. Smith	39,517	*
Richard D. Shepherd	35,207	*
David L. Dill	2,994	*
Bradley D. Adams	82,600	*
All executive officers and directors as a group (fourteen (14) persons)	874,249	1.7%

_____

*Less than 1%.

(1) Includes any options or other securities that are exercisable or otherwise convertible into common stock within 60 days of March 31, 2006. None of the individuals holds options or other securities that are exercisable or otherwise convertible into common stock within 60 days of March 31, 2006.

(2) Based on a Schedule 13G filed on February 14, 2006, as of December 31, 2005, Hotchkis and Wiley Capital Management, LLC, have the power to dispose and vote 4,252,784 shares of our common stock, 4,141,584 of which they hold the sole power to vote. The business address of Hotchkis and Wiley Capital Management, LLC is 725 S. Figueroa Street, 39th Floor, Los Angeles, California 90017.

(3) Based on a Schedule 13G/A filed on February 14, 2005, as of December 31, 2004, Franklin Mutual Advisers, LLC has the sole power to dispose and vote 3,507,685 shares of our common stock. The business address for Franklin Mutual Advisers, LLC is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

(4) Based on a Schedule 13G filed on February 10, 2006, as of December 30, 2005, Capital Research and Management Company has shared power to dispose and vote 3,440,000 shares of our common stock. The business address for Capital Research and Management Company is 333 South Hope Street, Los Angeles, California 90071.

(5) Based on a Schedule 13G/A filed on February 14, 2006, as of December 31, 2005, Wasatch Advisors, Inc. has the sole power to dispose and vote 3,130,649 shares of our common stock. The business address for Wasatch Advisors is 150 Social Hall Avenue, Salt Lake City, Utah 84111.

(6) Shares are held by TLT, Ltd., 433 Private Road 125, Savoy, Texas 75479, Twin Oak Partners, Ltd., 433 Private Road 125, Savoy, Texas 75479, and as custodian for his granddaughter. Mr. Wageman disclaims beneficial ownership as to 1,926 shares held by his adult daughter. These shares include partial shares that were rounded to the nearest whole number of shares owned.

(7) Includes 95,000 shares that are held by Mr. Wesselink's wife.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total components paid or accrued by Saxon during the last three fiscal years to our Chief Executive Officer, our four most highly compensated executive officers and one other individual for whom disclosure would have been provided except that he was not serving as an executive officer at the end of the fiscal year, who are referred to collectively as named executive officers:

15

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation Salary($)	Bonus($)	Other Annual Compensation($)[1]	Long Term Compensation Awards Restricted Stock Units($)[2]	Securities Underlying Options/ SARs(#)	Payouts LTIP Payouts ($)	All Other Compensation($)[3]
Michael L. Sawyer, Director, Chief Executive Officer and President	2005	450,000	—	360,000	4,837,500	—	—	39,428
	2004	387,500	550,000	—	—	—	—	10,715
	2003	375,000	565,500	—	1,555,200	—	—	7,985
Robert B. Eastep, Executive Vice President and Chief Financial Officer	2005	250,000	75,000	120,000	1,612,500	—	—	34,751
	2004	232,692	290,000	—	—	—	—	10,067
	2003	214,743	270,000	—	518,400	—	—	3,631
Richard D. Shepherd, Executive Vice President, General Counsel and Secretary	2005	199,048	57,000	48,000	645,000	—	—	8,860
	2004	151,444	85,850	—	—	—	—	7,896
	2003	137,596	67,500	—	—	—	—	18,375
James V. Smith, Executive Vice President, Production	2005	250,000	415,429	80,000	1,075,000	—	—	35,966
	2004	194,230	563,126	—	—	—	—	10,512
	2003	137,500	330,000	—	—	50,000	—	—
David L. Dill, Executive Vice President	2005	251,442	153,250	80,000	1,075,000	—	—	8,966
	2004	220,840	289,045	—	—	—	—	9,935
	2003	178,563	185,005	—	—	50,000	—	14,209
Bradley D. Adams, Executive Vice President, Capital Markets[5]	2005	153,486[4]	250,000	27,500	1,075,000	—	—	276,697
	2004	232,692	290,000	—	—	—	—	9,850
	2003	229,899	259,560	—	—	50,000	—	4,572

_____

(1) Amounts represent cash dividend equivalent rights paid on unvested restricted stock units. None of the named executive officers received perquisites or benefits that met or exceeded the lesser of $50,000 or 10% of his respective salary plus bonus payments.

(2) The aggregate holdings and market value of restricted stock units held on December 31, 2005 by the individuals listed in this table are as follows: Mr. Sawyer, 250,000 restricted stock units, $2,549,250; Mr. Eastep, 75,000 restricted stock units, $849,750; Mr. Shepherd, 30,000 restricted stock units, $339,900; Mr. Smith, 50,000 restricted stock units, $566,500; Mr. Dill, 50,000 restricted stock units, $566,500; and Mr. Adams, 0 restricted stock units, $0. The market value was calculated by using the closing market price of the Company's unrestricted stock on December 31, 2005. Mr. Adams served as our Executive Vice President, Capital Markets until July 15, 2005 and all restricted stock units vested following the termination of his employment. Dividend equivalent rights are paid with respect to all restricted stock units, including unvested units, whenever dividends are paid to shareholders.

(3)   The amounts listed for 2005 are as follows:

	401(k) Match	Group Term Life Insurance (imputed income)	Severance	Tax Planning Services
Michael L. Sawyer	8,400	1,530	—	29,498
Robert B. Eastep	8,400	540	—	25,811
Richard D. Shepherd	7,904	956	—	—
James V. Smith	8,400	1,755	—	25,811
David L. Dill	8,400	566	—	—
Bradley D. Adams	4,759	312	250,000	21,626

(4)   Includes the Company's purchase of unused vacation days at the time executive separated from Company in the amount of $14,063.70.

Option Grants in Last Fiscal Year

There were no grants of options to purchase our common stock made to our named executive officers during 2005.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values

There were no outstanding securities underlying exercisable and unexercisable options held by our named executive officers as of December 31, 2005.

Employment Agreements

We have entered into employment agreements with certain executive officers, including Mr. Sawyer for a two-year term and Messrs. Eastep, Smith and Dill for one-year terms. Each employment agreement at expiration automatically renews for successive one-year terms unless previously terminated. In addition, effective July 15, 2005, pursuant to Mr. Adams' separation from service as Executive Vice President and the terms of his employment agreement, we paid Mr. Adams a lump sum payment equal to 100% of his annual base salary plus 100% of the target bonus for the fiscal year 2005, less deductions required by law, payable in accordance with our normal payroll practices.

The employment agreements require each of these officers to devote their best efforts to our interests and business and prohibit them from disclosing information, competing with us, and soliciting employees while employed and for specified periods after termination of employment for any reason other than for cause. Under the terms of these employment agreements, each of Messrs. Sawyer, Eastep, Smith and Dill is entitled to an annual base salary of $450,000, $250,000, $250,000, and $250,000, respectively. Each executive's base salary may be increased by the Compensation Committee. The employment agreements provide Messrs. Sawyer, Eastep, Smith and Dill with an annual target bonus opportunity of 100% of base salary. These agreements also provide an annual maximum bonus opportunity of 200% of base salary for Messrs. Sawyer and Dill and 150% of base salary for Mr. Eastep, and equal to a percentage of total mortgage loan production by the Company and its subsidiaries for Mr. Smith, each as determined by the Compensation Committee based upon their performance and our performance during the prior fiscal year. We also extend to each executive, vacation and other benefits and reimbursement of reasonable business expenses.

If each executive complies with the terms of his employment agreement, and his employment is terminated either by us (other than for cause) or voluntarily by the executive for good reason, then the executive generally is entitled to severance pay in the form of monthly payments in an amount equal to 1/12th of the sum of (A) the executive's annual base salary plus (B) 100% of the target bonus for the fiscal year in which termination occurs, less deductions required by law payable in accordance with our normal payroll practices, for twenty-four months (or in the case of Messrs. Eastep, Smith and Dill, twelve months) following such termination. Alternatively, provided that the executive executes and delivers a general release within fifteen (15) days following such a termination of employment by us other than for cause, at the executive's sole election the severance pay is payable at the time of such delivery of the general release and will consist of a lump sum equal to the sum of the amounts described in clauses (A) and (B) above (or, in the case of Mr. Sawyer, 200% of such sum).

For purposes of the employment agreements, "cause" includes (A) an act or acts of personal dishonesty by the executive that were intended to result in substantial personal enrichment of the executive at the expense of the Company, (B) the executive's conviction of any felony; and (C) an executive's gross negligence, willful insubordination or misconduct, intentional or persistent failure to perform stated duties or abide by the Company's policies, or material breach of any provision of the employment agreement. For purposes of the employment agreements, "good reason" means:

- the material reduction or material adverse modification, without the executive's prior written consent, of the executive's authority or duties;

- any reduction in the executive's base salary or, in the case of Messrs. Sawyer and Eastep a reduction in bonus calculation, and in the case of Messrs. Smith and Dill, bonus opportunity, or any material reduction in employee benefits;

- any requirement to move the executive's principal place of employment to a location that is more than a 50 mile radius from its current location; or

- any material breach of the employment agreement by Saxon that is not cured within 30 days following demand for the cure thereof.

The employment agreements also provide that a pro-rated bonus based on annual base salary will be paid to each executive if his employment is terminated due to a change in control, the executive's death or termination of the executive's employment due to disability. All payments and benefits provided shall be subject to "gross up" payments if the executive is required to pay "golden parachute" excise taxes under Section 4999 of the Internal Revenue Code thereon. The gross-up amount generally is 100% reimbursement of the initial excise tax and 100% reimbursement of all other taxes resulting from the first reimbursement.

In the event an executive is terminated other than for cause or the executive terminates his employment for good reason, any equity-based compensation granted under a shareholder approved plan shall vest as of the effective date of termination and the underlying shares shall be delivered in accordance with the terms of the applicable grant documents and shareholder approved plan. In the event of death or disability, to the extent not inconsistent with the terms of a shareholder approved compensation plan, any equity based compensation shall vest as of the date of such death or disability and be delivered in accordance with the terms of the applicable grant.

Each executive's employment agreement further provides that upon the consummation of a change in control (as defined below), the executive is entitled to receive, in the form of monthly payments, an amount equal to 1/12th of the sum of (A) the executive's annual base salary plus (B) the target bonus for the fiscal year in which the consummation of a change in control occurs, less deductions required by law, payable in accordance with the normal payroll practices, for twenty-four months (or in the case of Messrs. Eastep, Smith and Dill, twelve months) following consummation of such change in control. Such change in control payment is a separate payment from severance pay. Alternatively, at each executive's sole election, the change in control payment is payable in a lump sum equal to 200% (or in the case of Messrs. Eastep, Smith and Dill, 100%) of the sum of the amounts described in clauses (A) and (B) above. The change in control payment is in addition to, and not in lieu of, the executive's base salary and bonus, if any, payable in accordance with the terms of the executive's employment agreement. In addition, upon the consummation of a change in control, all of the executive's equity-based compensation becomes immediately and fully exercisable. Following the consummation of a change in control, the executive is not entitled to receive severance pay in the event the executive's employment is terminated for any reason. For purposes of the employment agreements, "change in control" generally means (1) an acquisition, merger, or consolidation, or (2) the sale of voting control of all or substantially all of our assets, with, by, or to any person or entity in which our shareholders immediately before the effective date of such change in control do not own a majority of the outstanding shares of the capital stock of the surviving entity after such change in control. If the executive's employment is terminated other than for cause at any time following the public announcement of a prospective change in control, then, notwithstanding such termination, the executive is entitled to receive the change in control payment based on the executive's base salary in effect on the date of such termination; provided, however, that such change in control payment is reduced by the total amount of any severance pay received by him, and thereafter he is not entitled to any further severance pay.

Change in Control Plan

In December 2005, the Board, upon the recommendation of the Compensation Committee, approved the Saxon Capital, Inc. 2005 Change in Control Plan (the "Plan") for its executive officers. The Plan is designed to motivate and retain key officers and employees in the event of a Change in Control.

A "Change in Control" means for purposes of the Plan an acquisition by, a merger or consolidation of the Company with, the sale of substantially all of the assets of the Company to, or the acquisition of voting control of the Company's stock by, any person or any entity in which the stockholders of the Company immediately prior to the effective date of such Change in Control do not own a majority of the outstanding shares of the capital stock of the surviving entity after such Change in Control. Notwithstanding the foregoing, none of the following shall constitute a Change in Control: (a) a public offering of the Company's securities; or (b) a transaction the sole purpose of which is to: (i) change the state of the Company's incorporation; or (ii) effect a conversion from or to a real estate investment trust or similar change of tax structure.

The Plan provides that 90 days following a Change in Control, barring a Participant's (as defined in the Plan) resignation other than for "Good Reason" (as defined in the Plan), or death or disability, or termination for "Cause" (as defined in the Plan), the Company will pay to each Participant, other than Messrs. Sawyer, Eastep, Dill, or Smith, an amount equal to 75% of the sum of the Participant's "Base Salary" (as defined in the Plan) and "Target Bonus" (as defined in the Plan). In addition, the Plan provides that in the event any Participant, including Messrs. Sawyer, Eastep, Dill, and Smith, were terminated without Cause by the Company within 12 months following a Change in Control, or resigns for Good Reason, then the Company will pay to the Participant a severance payment equal to 75% (or, by determination of the Compensation Committee made pursuant to the Plan, in the cases of Messrs. Eastep, Dill, or Smith 150%, or in the case of Mr. Sawyer, 100%) of the sum of the Participant's Base Salary and Target Bonus. These termination payments provided by the Plan would be in addition to the payments to which Messrs. Sawyer, Eastep, Dill, and Smith would be entitled pursuant to their respective Employment Agreements in the event of a "change in control" (as that term is defined in those Employment Agreements).[1]

The Plan further provides that in the event a Participant is terminated as described above or resigns for Good Reason following a Change in Control, the Company will provide to the Participant and/or Participant's family medical, dental and vision benefits at least equal to and on terms no less favorable (including with respect to any required contribution by the Participant) than those which would have been provided to the Participant for a period of 18 months (or, by determination of the Compensation Committee made pursuant to the Plan, in the cases of Messrs. Eastep, Dill, or Smith for a period of an additional year after the one-year benefits extension period contained in their Employment Agreements, or in the case of Mr. Sawyer, for an additional two years after the one-year benefits extension period contained in his Employment Agreement).

The Company may terminate or amend the Plan, but no termination or amendment that is materially adverse to a Participant may be effective without the written consent of the Participant, provided that a termination or an amendment may be adopted without the consent of an affected Participant if it is adopted on or before June 30 of a given year and does not become effective until after the end of that year, and no Change in Control has occurred prior to the time such termination or amendment becomes effective.

---

[1] Thus, the aggregate payments to these four Named Executive Officers under the Plan and the Employment Agreements upon the consummation of a Change in Control would be as follows: (a) if the Change in Control is not followed by termination without cause or resignation for Good Reason, payments would be made only under the Employment Agreements and would equal 200%, 100%, 100% and 100% of the base salary and target bonus for Messrs. Sawyer, Eastep, Dill and Smith, respectively; and (b) if the Change in Control is followed by termination without cause or resignation for Good Reason (as defined in the Plan), payments would be made under both the Employment Agreements and the Plan and would equal 300%, 250%, 250%, and 250% of the base salary and target bonus for Messrs. Sawyer, Eastep, Dill and Smith, respectively.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is or was formerly an officer or employee of Saxon and its subsidiaries. No interlocking relationships exist between members of our Board or Compensation Committee and the board of directors or compensation committee of any other company, nor have any interlocking relationships existed in the past.

Certain Relationships and Related Transactions

On June 16, 2005, in connection with our employment of W. Michael Head, our Vice President and Director of Human Capital, and his relocation to Richmond, Virginia from Alabama to assume this position, we purchased the home of Mr. Head and his wife in Alabama for a purchase price of $500,000. We determined the purchase price based on the lower of the price at which the property was listed for sale, and the market value as determined by a licensed appraiser, which determination was approved by senior management at the time. At December 31, 2005, the home was for sale at a listing price of $400,000.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Saxon's directors and officers, and persons who beneficially own more than ten percent of our common stock, to file initial reports of ownership and reports of changes in ownership of our common stock and any other equity securities with the SEC. As a practical matter, Saxon assists its directors and officers by monitoring transactions and completing and filing Section 16 reports on their behalf.

Based solely on our review of the copies of such forms and written representations from reporting persons, we believe that with respect to the fiscal year ended December 31, 2005, all the reporting persons complied with all applicable filing requirements, with the exception of Louis C. Fornetti who failed to timely file one Form 4 for one transaction, which form was subsequently filed.

BOARD COMPENSATION COMMITTEE REPORT
ON EXECUTIVE COMPENSATION

The Board has delegated to the Compensation Committee responsibility for overseeing the Company's executive compensation programs. The Compensation Committee is composed exclusively of independent directors. The five directors whose names appear at the end of this report comprise the Compensation Committee.

The principal responsibilities of the Committee relating to executive compensation:

- to review management's recommendations and advise management and the Board on compensation programs and policies such as salary ranges, annual incentive bonuses and long-term incentive plans, including equity-based compensation programs;

- to establish performance objectives for the Chief Executive Officer and review performance objectives established for other senior executives of the Company; and to evaluate the performance of such executives relative to these objectives, in connection with the Committee's overall review of executive compensation;

- to recommend to the Board the base salary, cash incentive bonus, equity-based incentive awards and any other compensation for the Chief Executive Officer of the Company;

- to recommend to the Board the base salaries, cash incentive bonuses, equity-based incentive awards and any other compensation for the officers who report directly to the Chief Executive Officer and certain other key employees, as designated by the Committee;

- to oversee management's administration of the Company's 2001 Stock Incentive Plan and the 2004 Employee Stock Purchase Plan and make recommendations to the Board with respect to the terms, amendment, replacement, or termination of such plans;

- to retain and oversee the independent consultants engaged by the Committee from time to time;

- to oversee the Company's performance evaluation practices and procedures;

- to oversee the Company's 401(k) Plan and management's execution of responsibilities delegated to management by the Board and Committee;

- to recommend to the Board the compensation of directors for service on the Board and its Committees; and

- to perform such other duties and responsibilities pertaining to compensation matters as may be assigned to the Committee by the Board or the Chairman of the Board.

In 2005, the Compensation Committee used the services of an independent compensation consultant which reported directly to the Committee. Our consultant assisted in the review of various matters related to the retention of key executives, the benchmarking of compensation of the Board, and a review of the Company's current long-term incentive programs and current competitive practices.

Meetings

The Compensation Committee typically meets periodically during each year to consider compensation for the Chief Executive Officer and the other executives whose compensation is subject to Committee approval, to consider senior management's recommendations for base salary adjustments for the coming year and incentive bonuses and equity awards in respect of the preceding year for officers and other eligible employees, to evaluate the performance of management relative to objectives and to perform our other functions. The Committee held a total of eight (8) meetings during 2005.

Compensation Philosophy

The Company's strategy targets delivery of superior returns on shareholder equity through growing a portfolio of owned and managed mortgage assets through the Company's core competencies at originating, acquiring, securitizing, and servicing residential mortgages. In the Committee's view, the Company's success depends on the talent, skills and commitment of the Company's employees, and in particular its senior executives, in providing the services necessary to implement this strategy. The Company's compensation practices and programs are intended to achieve the following objectives:

- to attract, retain, motivate and reward key employees to drive achievement of the Company's current and long-term strategic, business and financial goals in the creation of shareholder value;

- to provide an appropriate mix of current compensation and long-term rewards, which is properly balanced between salary and performance-based pay and includes cash, equity compensation and other benefits;

- to align shareholder interests and employee rewards; and

- to establish appropriate incentives for management and employees that are consistent with the Company's culture and values.

In accordance with these objectives, a significant part of executive compensation, including the Chief Executive Officer's compensation, is subject to the overall performance of the Company and the total return generated for the Company's shareholders. We believe that this approach best enables us to achieve our objectives and satisfy the interests of our shareholders. The primary Company performance measures used in determining annual bonuses include earnings per share, net income, return on assets, origination or production volume, general and administrative expenses, cost to produce, return on equity, charge-offs, growth of owned assets, net interest margin, loss severity, delinquencies, delinquency ratio and other relevant measures. Each year the Compensation Committee determines the particular Company performance measures for the annual bonus plans of our Chief Executive Officer and other executives, and may also establish individualized performance measures relating to leadership, succession planning and financial reporting controls for determining a portion of the annual bonus.

Compensation of Chief Executive Officer

For 2005, Mr. Sawyer earned $450,000 in salary, as shown in the Summary Compensation Table on page 16. In December 2002, Mr. Sawyer's base salary was increased, based upon the Compensation Committee's recommendation, to $375,000 pursuant to Mr. Sawyer's employment agreement, effective June 7, 2001 with Saxon, and remained in effect until Saxon entered into an Amended and Restated Employment Agreement with Mr. Sawyer, effective September 13, 2004, increasing Mr. Sawyer's base salary to $450,000.

The Compensation Committee met and made decisions related to Mr. Sawyer's compensation in 2005. He was not awarded an annual incentive bonus in 2005. A total of 225,000 restricted stock units, with dividend equivalent rights, were granted to Mr. Sawyer in 2005 pursuant to the Company's 2001 Stock Incentive Plan. His grant of restricted stock units was determined based on the objectives set forth in the Company's Compensation philosophy and a review of the compensation practices of other orgainzations supported by information from our independent compensation consultant.

For the year 2006, Mr. Sawyer did not receive a salary increase. Under the terms of his employment agreement, Mr. Sawyer's target bonus amount is 100% of his base salary and the maximum bonus amount is 200% of his base salary. The Compensation Committee established bonus targets for Mr. Sawyer based on Company net income goals, return on equity, return on assets and adherence to cost control targets.

Compensation of Other Executives

Salaries. Our policy is to set salaries at levels we believe will attract, retain and motivate high performance individuals. In establishing base salary levels for the Company's key executives, we consider the executive's position and responsibility, experience, and overall performance, as well as the compensation practices of other companies in the markets where the Company competes for executive talent, which the Committee examines with the assistance of its consulting firm.

Bonuses. We also award bonuses to executive officers and other employees based upon: (1) overall Company performance; (2) business segment or departmental performance; (3) individual performance; and (4) other factors we determine to be appropriate.

Equity Awards. Pursuant to the Company's 2001 Stock Incentive Plan, the Company granted restricted stock units to its executive officers and Directors in 2005. The determination of awards was made based on the objectives set forth in the Company's Compensation philosophy and a review of the compensation practices of other organizations supported by information from our independent compensation consultant. A total of 310,000 restricted stock units, with dividend equivalent rights, were granted in 2005 to its executive officers, excluding the Chief Executive Officer and the Directors, 225,000 restricted stock units, with dividend equivalent rights, were granted in 2005 to the Chief Executive Officer, and a total of 100,000 restricted stock units, with dividend equivalent rights, were granted in 2005 to the Company's non-management Directors. The restricted stock units granted to executive officers (including those granted to the Chief Executive Officer) vest in full on the fifth anniversary of the date of grant. The restricted stock units granted to non-management Directors vest in four equal annual installments, each installment vesting on the anniversary date of the grant. Additional information regarding the compensation of the Chief Executive Officer is set forth above in this Board Compensation Committee Report under "Compensation of Chief Executive Officer" on page 23. Additional information regarding the compensation of non-management Directors is set forth above in this Proxy Statement under "Compensation of Directors; Stock Ownership Guidelines" on page 10.

Other Benefits. Employee compensation also includes various benefits, such as health insurance plans and retirement plans in which substantially all of the Company's employees participate. At the present time, we provide health, life and disability insurance plans and a 401(k) plan, vacation benefits and other customary employee benefits.

Tax Implications

The Company's compensation policy is primarily based upon the practice of pay-for-performance. Section 162(m) of the Internal Revenue Code imposes a limitation on the deductibility of nonperformance-based compensation in excess of $1 million paid annually to the named executive officers. It is our intent to provide competitive executive compensation while maintaining appropriate regard for the consequences with respect to income tax deductibility. The Committee considers the Section 162(m) implications when approving certain plans and payouts. However, we reserve the right to approve non-deductible compensation if we believe it is in the Company's best interests.

Submitted by the Compensation Committee:

Louis C. Fornetti (Chair)
Anastasia D. Kelly
Richard A. Kraemer
Thomas J. Wageman
David D. Wesselink

The above report will not be deemed to be incorporated by reference into any filing by us under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate the same by reference.

PERFORMANCE GRAPH

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act or the Exchange Act, the following performance graph shall not be incorporated by reference into any such filing and shall not otherwise be deemed filed under either Act, except to the extent we specifically incorporate this information by reference.

Set forth below is a performance graph comparing the yearly percentage change in Saxon Capital's cumulative total shareholder return on its common stock to the cumulative total return of a broad equity market index and of a peer group of issuers. This graph compares Saxon Capital's common stock to the NASDAQ U.S, NASDAQ Financials, Russell 3000, and SNL Financial REIT indices over the period from January 16, 2002 (the date the registration of the common stock under Section 12 of the Exchange Act became effective) through December 31, 2005, on an annual basis. The graph assumes that the values of the investment in the common stock was $100 at the closing price of $11.50 per share and at the closing price for each index on that date and all dividends were reinvested. The stock price performance on the graph below is not necessarily indicative of future performance.

The results of the Company during this period are set forth without interruption. Before September 20, 2004, the results are those of Saxon Capital, Inc.; September 20, 2004 and thereafter, the results are those of Saxon REIT, Inc., which changed its name to Saxon Capital, Inc. on September 24, 2004. Each share of Saxon Capital, Inc. common stock outstanding immediately prior to the effective time of the conversion to the real estate investment trust was converted into the right to receive one share of Saxon REIT, Inc. common stock and $4.00 in cash. On March 18, 2005, Saxon Capital transferred the listing of its common stock from the NASDAQ National Market to the New York Stock Exchange. As a result, we are transitioning from a comparison of total shareholder return of the NASDAQ U.S. and NASDAQ Financials to a more meaningful comparison of total shareholder return of the Russell 3000 and SNL Financial REIT Index.



			Period Ending		
Index	1/16/02	12/31/02	12/31/03	12/31/04	12/31/05
Saxon Capital, Inc.	100.00	108.78	182.17	208.61	116.45
NASDAQ U.S.	100.00	69.24	103.52	112.65	115.13
NASDAQ Financials	100.00	103.12	139.47	162.81	166.63
SNL Financial REIT Index	100.00	128.61	194.22	242.18	193.77
Russell 3000	100.00	79.81	104.59	117.09	124.25

YEAR 2007 SHAREHOLDERS PROPOSALS

If you are submitting a proposal to be included in next year's proxy statement pursuant to Rule 14a-8 under the Exchange Act, we must receive the proposal by December 21, 2006 in order for your proposal to be eligible for inclusion. If you are submitting a proposal outside of Rule 14a-8 or wish to nominate a director at the 2007 Annual Meeting, we must receive it by the close of business not less than 60 nor more than 90 days before the anniversary of when we mailed the proxy materials for the 2006 Annual Meeting. We will mail the 2006 proxy materials on or about May 1, 2006, which means that any such proposal or nomination must be received between January 31, 2007 and March 2, 2007 in order to be brought before the 2007 Annual Meeting. If you do not also comply with the requirements of Rule 14a-4 under the Exchange Act, the Company may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such proposal submitted by a shareholder.

The Saxon bylaws require the 2007 Annual Meeting to be held in June, 2007.

GENERAL

We will pay the costs relating to this proxy statement, the proxy, and the Annual Meeting. We are soliciting proxies by mailing this proxy statement and proxy card to the shareholders. In addition to solicitations by mail, some of our directors, officers, and regular employees may, without extra pay, make additional solicitations by telephone or in person. We will pay the solicitation costs, and will reimburse banks, brokerage houses and other custodians, nominees, and fiduciaries for their reasonable expenses in forwarding proxy materials to beneficial owners.

To reduce postage costs, materials are sent at bulk mail rates. If, for whatever reason, you need another copy, please contact us at Investor Relations, 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060 or InvestorRelations@saxonmtg.com.

Please complete, sign, and date the enclosed proxy card and mail it promptly in the enclosed postage-paid envelope. Your proxy may be revoked at any time before it is exercised by delivering to us a written revocation of your proxy or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person on each matter brought before the Meeting. If you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder to vote in person at the Meeting. Only shareholders or their proxy holders and our guests may attend the Meeting. For registered shareholders, two perforated admission tickets are included with this document. Please bring the admission ticket with you to the Meeting. If your shares are held in the name of your broker, bank, or other nominee, you must bring to the Meeting an account statement or letter from the nominee indicating that you are the beneficial owner of the shares on the record date. Any questions regarding the Meeting may be addressed to our Investor Relations department at (804) 967-7879, 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060. The Meeting will begin promptly at 9:00 a.m.

Shareholders who do not present admission tickets at the Meeting will be admitted only upon verification of stock ownership at the registration desk.

OTHER MATTERS

The Board knows of no other business to be presented at the Annual Meeting. In the event that other matters properly come before the Annual Meeting, the persons named as proxies will vote on them in accordance with their best judgment.

QUORUM AND VOTING

Quorum. A quorum is a majority of the voting power of the shares entitled to vote at the Meeting.

Voting. Any shareholder returning a proxy may revoke it by casting a ballot at the Annual Meeting. Any proxy not revoked will be voted as specified by the shareholder. If no choice is indicated, a proxy will be voted in accordance with the Board's recommendations: (1) FOR the election of the six director nominees named herein, and (2) FOR the ratification of the appointment of Deloitte & Touche as independent registered public accounting firm for the current fiscal year. As to any other business that may properly come before the Meeting, the proxyholders will vote in accordance with their best judgment, although Saxon does not presently know of any other business.

Effect of Abstentions and Broker Non-Votes. Abstentions are considered in determining the presence of a quorum but will not be considered votes cast. Broker non-votes occur when both a shareholder does not provide voting instructions to the broker and New York Stock Exchange rules prevent the broker from using his or her discretion to vote. Broker non-votes are considered in determining the presence of a quorum but will not be considered votes cast.

Tabulation of Votes. Representatives of American Stock and Transfer, the independent Inspector of Elections, will count the votes.

Mailing of Materials. The SEC has adopted amendments to the proxy rules permitting companies and intermediaries to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement to those shareholders. This method of delivery, often referred to as "householding," should reduce the amount of duplicate information that shareholders receive and lower printing and mailing costs for companies. We are not householding materials for our shareholders in connection with the Annual Meeting, however, we have been informed that certain intermediaries will household proxy materials.

If a broker or other nominee holds your shares, this means that:

- Only one annual report and proxy statement will be delivered to multiple shareholders sharing an address unless you notify ADP at Householding Department, 51 Mercedes Way, Edgewood, NY 11717, to inform them of your request. Be sure to include your name, the name of your brokerage firm and your account number.

- You can contact us by calling our Investor Relations Department at (804) 967-7879 or by writing to Saxon Capital, Inc., Investor Relations Department, 4860 Cox Road, Suite 300, Glen Allen, VA 23060 to request a separate copy of the annual report and proxy statement for the Annual Meeting and for future Meetings or you can contact your broker to make the same request.

- You can request future delivery of a single copy of annual reports or proxy statements from ADP at the address given above or from your broker if you share the same address as another shareholder.

By Order of the Board of Directors

<u>/s/Richard D. Shepherd</u>
Richard D. Shepherd
Secretary
4860 Cox Road, Suite 300
Glen Allen, Virginia 23060

Directions to Saxon Capital, Inc.
4840 Cox Road
(804) 967-7400 (Phone), (804) 217-7708 (Fax)

From the North
(Washington, DC, Maryland)

- ➢ Take I-95 South to exit number 84B (295 bypass towards Charlottesville)
- ➢ Take Exit 51B (Nuckols Road South)
- ➢ At second traffic light, take a left onto Cox Road
- ➢ Follow Cox Road for approximately .20 miles and turn left into the parking lot of 4840 Cox Road

From the South
(Petersburg, North Carolina)

- ➢ Take I-95 North to Exit 79 (I-64 West)
- ➢ Follow I-64 West for approximately 15 miles and take Exit 178B (Route 250 East Richmond)
- ➢ At second traffic light, take a left onto Cox Road
- ➢ Follow Cox Road for approximately 1.6 miles (cross Nuckols Road) and turn left into the parking lot of 4840 Cox Road

OR

- ➢ Take I-95 North to the 295 bypass towards Charlottesville
- ➢ Take Exit 51B (Nuckols Road South)
- ➢ At second traffic light, take a left onto Cox Road
- ➢ Follow Cox Road for approximately .20 miles and turn left into the parking lot of 4840 Cox Road

From the East
(Richmond International Airport, Virginia Beach, Williamsburg)

- ➢ Take I-64 West to Exit 178B (Route 250 East Richmond)
- ➢ At the second traffic light, take a left onto Cox Road
- ➢ Follow Cox Road for approximately 1.6 miles (cross Nuckols Road) and turn left into the parking lot of 4840 Cox Road

From the West
(Roanoke, Charlottesville)

- ➢ Take I-64 East to Exit 178B (Route 250 East Richmond)
- ➢ At the second traffic light, take a left onto Cox Road
- ➢ Follow Cox Road for approximately 1.6 miles (cross Nuckols Road) and turn left into the parking lot of 4840 Cox Road

Complimentary Parking for all Guests

Your proxy card is attached below.

FOLD AND DETACH HERE

SAXON CAPITAL, INC.

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS

JUNE 13, 2006

This Proxy is Solicited on Behalf of Saxon's Board of Directors

Each of the undersigned, revoking all other proxies heretofore given, hereby acknowledges receipt of the Notice of Annual Meeting and Proxy Statement and hereby constitutes and appoints Michael L. Sawyer and Richard D. Shepherd, and each of them, proxies for the undersigned, with full power of substitution, as proxy or proxies to represent and vote all shares of Saxon Capital Stock that the undersigned may be entitled to vote at the Annual Meeting of Shareholders of Saxon Capital, Inc. in Glen Allen, Virginia, on Tuesday, June 13, 2006 at 9:00 a.m., or at any adjournments or postponements thereof. The shares represented hereby will be voted, in accordance with the directions given in this Proxy. If not otherwise directed herein, shares represented by this Proxy will be voted for all nominees named in Proposal 1 (election of directors) and for Proposal 2 (ratification of the selection of independent registered public accounting firm). If any other matters are properly brought before the Annual Meeting or any adjournments or postponements thereof, proxies will be voted on such matters as the proxies named herein, in their sole discretion, may determine.

Please mark this proxy as indicated on the reverse side to vote on any item. If you wish to vote in accordance with the Board of Directors' recommendations, please sign the reverse side; no boxes need to be checked.

SAXON CAPITAL, INC.
4860 Cox Road
Suite 300
Glen Allen, Virginia 23060

| **THE BOARD OF DIRECTORS RECOMMENDS A** | Please mark your votes | ☒ |
| **VOTE "FOR" ITEM NO. 1** | as indicated | |

1. Election of Directors:

Nominees   01 - Richard A. Kraemer
02 - Louis C. Fornetti
03 - Anastasia D. Kelly
04 - Michael L. Sawyer
05 - Thomas J. Wageman
06 - David D. Wesselink

FOR election of all nominees   **WITHHOLD** vote from all nominees

☐   ☐

Except for nominee(s) listed below from
whom the vote is withheld:

**THE BOARD OF DIRECTORS RECOMMENDS A
VOTE "FOR" ITEM NO. 2**

Please mark your votes   ☒
as indicated

2. Independent Registered Public Accounting Firm:
Ratification of Deloitte & Touche LLP as independent registered public accounting firm for 2006

FOR ratification of independent registered public accounting firm

☐

AGAINST ratification of independent registered public accounting firm

☐

ABSTAIN from ratification of independent registered public accounting firm

☐

(Continued and to be signed and dated below)

This proxy when properly signed will be voted in the manner directed herein by the undersigned shareholder. IF NO DIRECTION IS PROVIDED, THIS PROXY WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS.

IMPORTANT: Please sign exactly as your name or names appear on this Proxy. Where shares are held jointly, both holders should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give your full title as such. If the holder is a corporation, execute in full corporate name by authorized officer.

Dated:_____, 2006

_____
Signature

_____
Signature

Please read the enclosed proxy statement, then vote and return the card at your earliest convenience.